AMERIS BANCORP

310 First Street, S.E.

Moultrie, Georgia 31768

April 13, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Form AW – Application for Withdrawal of Ameris Bancorp’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form S-1 (No. 333-163271) filed on March 26, 2010

Ladies and Gentleman:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for Ameris Bancorp (“Ameris”) and the Staff of the Division of Corporation Finance, Ameris hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced post-effective amendment and all exhibits thereto. After discussions with the Staff, it is Ameris’s understanding that the submission header which was used for Edgar identification purposes incorrectly identified the above-referenced filing as a pre-effective amendment, rather than as a post-effective amendment. As discussed with the Staff, immediately following the filing of this Form AW, Ameris will file Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form S-1 (No. 333-163271) with the proper Edgar submission header identifying it as a post-effective amendment (the “Corrective Amendment”).

Ameris confirms that no securities have been issued or sold pursuant to the post-effective amendment as filed on March 26, 2010. Accordingly, Ameris hereby respectfully requests the immediate withdrawal of such post-effective amendment so that Ameris may correctly file the Corrective Amendment.

If you have any questions regarding the foregoing request for withdrawal, please contact Jody L. Spencer with Rogers & Hardin LLP, counsel to Ameris Bancorp, at (404) 420-4611.

Sincerely,

AMERIS BANCORP

/s/ Dennis J. Zember Jr.
Dennis J. Zember Jr., Executive Vice President and Chief Financial Officer